United States securities and exchange commission logo





                            June 23, 2023

       Patricia Trompeter
       Chief Executive Officer
       Sphere 3D Corp.
       895 Don Mills Road
       Building 2, Suite 900
       Toronto, Ontario
       Canada M3C 1W3

                                                        Re: Sphere 3D Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2023
                                                            Filed May 11, 2023
                                                            File No. 001-36532

       Dear Patricia Trompeter:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9A. Controls and Procedures
       Management's Report on Internal Control Over Financial Reporting, page
42

   1. You do not identify the version of the Committee of Sponsoring Organizations of the
                                                        Treadway Commission   s
Internal Control - Integrated Framework that you used to
                                                        perform your assessment
as required by Item 308(a)(2) of Regulation S-K. Please revise future filings to
identify the version of the COSO Integrated Framework you used in the assessment (i.e.,
whether you used the 1992 Framework, or the Updated Framework issued in 2013).
 Patricia Trompeter
FirstName
Sphere 3D LastNamePatricia Trompeter
            Corp.
Comapany
June        NameSphere 3D Corp.
     23, 2023
June 23,
Page  2 2023 Page 2
FirstName LastName
Exhibits 31.1 and 31.2, page 61

2. In your Form 10-K for the fiscal year ended December 31, 2022 and Form 10-Q for the quarterly period ended March 31, 2023, you revised the wording in paragraph 4(d) from that set forth in Item 601(b)(31)(i) of Regulation S-K. In future filings, please include the certifications exactly as set forth in that item.
Note 1. Organization and Business
Liquidity and Going Concern, page F-11

3. You disclose that management has projected that cash on hand may not be sufficient to allow you to continue operations beyond the next 12 months. Please tell us how your disclosure considered ASC 205-40-50-13 which discusses whether there is substantial doubt about an entity's ability to continue as a going concern within one year after the date that the financial statements are issued.
Note 2. Significant Accounting Policies
Digital Assets, page F-13

4. Please tell us how your classification of digital assets as current assets is consistent with the definition of current assets in ASC 210-10-20. For each digital asset type held on December 31, 2022 and 2021, and at March 31, 2023, tell us the average length of time it has been held and how frequently it turns over, explaining how you calculated this turnover. Also, for each significant (as determined by the fair value) digital asset holding, please tell us the name of the digital asset and its cost, fair value, and the number of units held as of December 31, 2021 and 2022, and March 31, 2023. For any digital asset holdings that are not individually significant, tell us the aggregated cost bases and fair values of the digital asset holdings.
5. Regarding your impairment testing for digital assets, please tell us the following information and reference for us the authoritative literature you relied upon to support your accounting:
             You disclose that you perform an impairment analysis at each reporting period or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Tell us what events or changes in circumstances would cause you to perform an impairment analysis during the reporting period.
             Tell us whether or not you evaluate multiple units (or fractional units) of digital assets that have different carrying amounts for impairment as a group.
             Tell us the market(s) you used to determine the quoted price used to assess impairment.
             Tell us whether these market(s) are your principal market(s), and if not, explain why not, and how the markets are determined.
 Patricia Trompeter
FirstName
Sphere 3D LastNamePatricia Trompeter
            Corp.
Comapany
June        NameSphere 3D Corp.
     23, 2023
June 23,
Page  3 2023 Page 3
FirstName LastName
Revenue Recognition, page F-15

6. Please provide us your analysis supporting your revenue recognition policy for your mining pool participation activities. In your response, where appropriate, reference for us the authoritative literature you relied upon to support your accounting:
             Provide us a representative sample contract and cross reference your analysis to the specific provisions of that contract. Be sure to include terms related to the promises and related performance obligations, calculation of transaction consideration, and payment.
             Tell us about the term of your contracts and the period of service for which the mining pool operators determine your compensation.
             Tell us whether there are any penalties for contract termination by either party and whether you can withdraw computing power midterm and reinstitute it later. In your response tell us your consideration of the guidance in Questions 7 or 8, as applicable,
              to the FASB Revenue Recognition Implementation Q&A   s and the
impact on your
              determination of both contract inception and contract duration.
             Tell us about your process to identify your performance obligations. Refer to ASC
              606-10-25-14 to 25-22.
             Tell us how and when you report your work performed to the pool operator. In this regard, explain whether you report each nonce completed or only report when all nonces assigned are completed or at some point in between.
             Tell us your consideration for treating each nonce you are assigned as a performance obligation or whether the range of all nonces for an individual block is a separate performance obligation.
             Tell us the nature of the consideration specified in the contract, how the amount of consideration is determined, and the payment terms. Highlight terms that cause variability for your cryptocurrency awards and transaction fees.
             Tell us how you have insight into whether the amount of non-cash consideration received from the pool operator is the appropriate amount.
             With respect to the timing of revenue recognition, you disclose that you cannot determine, during the course of solving for a block that a reversal of revenue is not probable and therefore revenue is recognized when the mining pool operator successfully places a block, and you receive confirmation of the consideration you will receive. Tell us how your accounting policy considered ASC 606-10-25-23 to
              25-25 and ASC 606-10-32-11 to 32-12 and discuss at what point the uncertainty associated with the variable consideration is resolved and why.
             Tell us whether you are able to estimate your hashrate or transactional fees as you perform your services.
             You disclose that you satisfy your performance obligation at the point in time that you are awarded a unit of digital currency through your participation in the applicable network and network participants benefit from their verification service. Tell us how your accounting policy considered ASC 606, including ASC 606-10-25-23 to 25-30 and ASC 606-10-32-42 to 32-44 and discuss the relevant factors considered in
 Patricia Trompeter
FirstName
Sphere 3D LastNamePatricia Trompeter
            Corp.
Comapany
June        NameSphere 3D Corp.
     23, 2023
June 23,
Page  4 2023 Page 4
FirstName LastName
              determining when revenue should be recognized.
7. Please provide us your analysis supporting your measurement of the non-cash consideration (digital assets) you receive for your mining pool participation activities. In your response, where appropriate, reference for us the authoritative literature you relied upon to support your accounting:
             You disclose that you measure the non-cash consideration at fair value on the date received which is not materially different than the fair value at contract inception or time you have earned the award from the mining pools. Explain to us how your accounting policy complies with ASC 606-10-32-21 and 606-10-32-23. Tell us approximately how much time passes between the inception of the contract,
             the time you have earned the award from the mining pools, and the date on which you receive the award. Describe for us your process for determining that the fair value of the award is not materially different during these periods.
             If you provide continuous performance, tell us what constitutes contract inception and contract duration and the reasons why. Cite the relevant ASC 606 guidance that supports your determination.
             Tell us the market(s) you use to determine the quoted price used to value the non-
             cash consideration and how you identify these market(s). Refer to ASC Topic 820, including ASC 820-10- 35-5A.
             Tell us the market(s) in which you entered into transactions to sell digital assets during the periods presented in the financial statements and the volume of sales in each market.
             You disclose that the transaction price is the fair value of the digital asset mined, being the fair value per the prevailing market rate for that digital asset on the transaction date. You also disclose that you measure the noncash consideration at fair value on the date received. Please tell us in more detail why you refer to both a transaction date and a date received, and at which point you measure the fair value.
             In future filings, disclose the types of digital currencies, the time frame of when the digital currency is deposited into your wallet and your principal market.
Note 6. Investments, page F-20

8. You recognized impairment charges of $14.5 million for your investments in Filecoiner and Silicon Valley Technology Partners during fiscal 2022. Please tell us how you determined the fair value of the investments under ASC 820 and why the investments were impaired. In future filings, provide any disclosures required by ASC 820-10-50-2 and ASC 321-10-50-3.
Note 9. Preferred Shares, page F-24

9.       Please respond to the following with respect to the Hertford agreements:
             Tell us the significant terms of the agreements.
             Tell us how you accounted for the agreements, citing the accounting literature used and how you applied it to the facts and circumstances of your transaction.
 Patricia Trompeter
FirstName
Sphere 3D LastNamePatricia Trompeter
            Corp.
Comapany
June        NameSphere 3D Corp.
     23, 2023
June 23,
Page  5 2023 Page 5
FirstName LastName
                Tell us the redemption features of the Series H preferred shares. In future filings, include any disclosures required by ASC 505-10-50-3.
Note 15. Segment Information, page F-36

10. Please tell us about your consideration for providing the disclosures required by ASC 280-
         10-50-22 and 50-26, including reporting a measure of profit or loss and total assets for each reportable segment.
Form 10-Q for the Quarterly Period Ended March 31, 2023

Financial Statements
Consolidated Statements of Cash Flows, page 7

11. Please tell us how management considered the guidance in ASC 230-10-45-12(c) in determining the classification of the proceeds from the sale of digital assets within cash flows from operating activities. Tell us the shortest and longest time you have held each type of your digital assets before sale and provide an estimate of how frequently you convert the digital assets to USD for each period presented.
Note 12. Commitments and Contingencies
Service Agreements, page 21

12. You disclose that on April 7, 2023, you filed litigation against Gryphon citing several breaches to the MSA, including but not limited to, several fiduciary and operational breaches. In your press release included with your Form 8-K filed April 7, 2023, you disclosed that you believe Gryphon has put the company's assets at significant risk and
         Gryphon willfully violated their contractual duties. Please respond to the following:
             Tell us the significant terms of the MSA with Gryphon and explain how you are accounting for the agreement, citing the accounting literature used and how you applied it to your facts and circumstances.
                 o Tell us the amount of management fees for the years ended December 31, 2021 and 2022, and the three months ended March 31, 2023.
                 o Tell us the amount of the reimbursed costs for the years ended December 31,
                    2021 and 2022, and the three months ended March 31, 2023.
                 o Tell us the nature of the reimbursed costs and how you account for them.
             Give us a brief summary of the nature of the breaches.
             Tell us what assets are at significant risk, why the assets are at risk, and the balance of those assets on your balance sheet as of March 31, 2023.
             Tell us how you are accounting for the matter and why, citing the accounting literature you applied.
13. Please tell us about your cryptocurrency custody policies and procedures and respond to the following:
             Tell us the type of cryptocurrency and balance held by each of your third-party custodians as of March 31, 2023.
 Patricia Trompeter
Sphere 3D Corp.
June 23, 2023
Page 6
             Tell us what portion of your cryptocurrencies are held in hot wallets and cold wallets.
             Tell us the material terms of your arrangements with each third-party custodian, including, for example, in what manner the relevant custodian is required to store your cryptocurrency, whether it is contractually required to hold your cryptocurrency in cold storage, what security precautions the custodian is required to undertake, what inspection rights you have, and what type of insurance, if any, the custodian is required to have to protect you from loss.
14. With respect to your agreement with Core Scientific, Inc., you disclose that as of
      December 31, 2022, you had paid $35.1 million towards the Hosting Sub-Lease and that you recorded a $15.7 million provision for losses on the pre-paid portion of the deposit
      due to Core Scientific   s Chapter 11 bankruptcy filing in December 2022.
Please respond
      to the following:
          Tell us the significant terms of your agreement and how you are accounting for the agreement, including the initial $35.1 million payment. Cite the accounting literature used and how you applied it to your facts and circumstances.
          Tell us the nature and amounts of any assets or liabilities related to your agreements with Core Scientific included in your balance sheet as of December 31, 2022 and
           March 31, 2023.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kate Tillan at 202-551-3604 or Rolf Sundwall at 202-551-3105 with any questions.



                                                            Sincerely,
FirstName LastNamePatricia Trompeter
                                                            Division of
Corporation Finance
Comapany NameSphere 3D Corp.
                                                            Office of Crypto
Assets
June 23, 2023 Page 6
cc:       M. Ali Panjwani
FirstName LastName